Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2018

1.	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been considered and approved at the second meeting of the Board of the Company in 2018. All Directors attended this meeting of the Board of Directors.

1.3	Mr. Wang Yilin, Chairman of the Board, Mr. Zhang Jianhua, Vice Chairman of the Board of Directors and non-executive Director of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Data Of The Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,397,593	2,404,612	(0.3)
Equity attributable to owners of the Company	1,200,764	1,193,520	0.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	61,802	72,988	(15.3)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Revenue	542,654	493,559	9.9
Net profit attributable to owners of the Company	10,153	5,701	78.1
Return on net assets (%)	0.8	0.5	0.3 percentage point
Basic earnings per share (RMB Yuan)	0.06	0.03	78.1
Diluted earnings per share (RMB Yuan)	0.06	0.03	78.1

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,397,887	2,404,910	(0.3)
Equity attributable to equity holders of the Company	1,201,051	1,193,810	0.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	61,802	72,988	(15.3)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	542,654	493,559	9.9
Net profit attributable to equity holders of the Company	10,150	5,699	78.1
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	12,348	6,865	79.9
Weighted average return on net assets (%)	0.8	0.5	0.3 percentage point
Basic earnings per share (RMB Yuan)	0.06	0.03	78.1
Diluted earnings per share (RMB Yuan)	0.06	0.03	78.1

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net profit on disposal of non-current assets	78
Government grants recognised in the income statement	187
Reversal of provisions for bad debts against receivables	2
Net profit arising from disposal of subsidiaries	3
Other non-operating income and expenses	(3,118)

Sub-total	(2,848)

Tax impact of non-recurring profit/loss items	647
Impact of non-controlling interests	3

Total	(2,198)

2.1.3	Differences between CAS and IFRS

☒  Applicable    ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB15,212 million and RMB15,209 million, respectively, with a difference of RMB3 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,391,603 million and RMB1,391,891 million, respectively, with a difference of RMB288 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation. On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	536,752 shareholders including 530,083 holders of A shares and 6,669 overseas holders of H shares (including 178 registered holders of the American Depository Shares).

Shareholdings of the top ten shareholders

Name of shareholder	Nature of shareholder	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State- owned	82.55	151,088,693,528	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.40	20,872,872,610	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State- owned legal person	2.087	3,820,000,000		0	3,820,000,000
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State- owned legal person	1.126	2,061,000,000		0	2,061,000,000
China Securities Finance Corporation Limited	State- owned legal person	0.619	1,133,205,430		0	0
China Baowu Steel Group Corporation	State- owned legal person	0.341	624,000,000		0	0
Ansteel Group Corporation Limited	State- owned legal person	0.240	440,000,000		0	0
Central Huijin Asset Management Co., Ltd.	State- owned legal person	0.113	206,109,200		0	0
Hong Kong Securities Clearing Company Limited (HKSCC)(4)	Overseas legal person	0.029	53,514,260		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.025	46,058,429		0	0

Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders	Number of shares held	Type of shares
CNPC	151,088,693,528	A Shares
HKSCC Nominees Limited	20,872,872,610	H Shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,820,000,000	A Shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,061,000,000	A Shares
China Securities Finance Corporation Limited	1,133,205,430	A Shares
China Baowu Steel Group Corporation	624,000,000	A Shares
Ansteel Group Corporation Limited	440,000,000	A Shares
Central Huijin Asset Management Co., Ltd.	206,109,200	A Shares

Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders	Number of shares held	Type of shares
HKSCC	53,514,260	A Shares
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	46,058,429	A Shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

Save for that both HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and that both China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. are holders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes: (1)	Such figure exclude the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through The Stock Exchange of Hong Kong Limited.

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable    ☒  Inapplicable

2.4	Business Review

In the first quarter of 2018, the world economy showed signs of recovery with stable growth amid the risks of uncertainty prevailing in the political, financial and trading sectors. The economy in China maintained its tendency to grow and be steady and turn for better. In terms of the gross domestic productivity (GDP), there was a good start for the year as it increased by 6.8% as compared with the same period of last year. The supply and demand in the international oil market moved to a balanced state. The international oil prices fluctuated and the average price increased as compared with the same period of last year. The average spot price of the West Texas Intermediate crude oil was US$62.90 per barrel, representing an increase of 21.7% as compared with the same period of last year, and the average spot price of North Sea Brent crude oil was US$66.82 per barrel, representing an increase of 24.5% as compared with the same period of last year. As the China crude oil futures were formally listed and traded, the crude oil benchmark price denominated in Renminbi was launched accordingly. While the growth of domestic refined oil consumption slowed down, the supply remained abundant, leading to a fierce market competition. The natural gas consumption maintained a speedy growth along with a persistent growth in the domestic natural gas production volume.

Facing the complicated operational situation, the Group adhered to the guidelines of stable development, deepened reform and innovation as the driving force. The Group also strengthened the balance of resources and the coordination of operations. As a result, both oil and gas business chains operated in a stable and controlled manner, and the production and operation activities of the Group achieved a good start for the year. Meanwhile, the Group continued to devote substantial efforts to broadening sources of income, reducing costs and improving efficiency, which resulted in maintaining a stable and sound financial position and achieving a significant growth in business results. In the first quarter of 2018, the Group achieved a revenue of RMB542,654 million, representing an increase of 9.9% from RMB493,559 million as compared with the same period of last year. The net profit attributable to owners of the company amounted to RMB10,153 million, representing an increase of 78.1% from RMB5,701 million as compared with the same period of last year.

In respect of exploration and production, the Group continued to optimise its exploration deployment, consolidated the resource base for maintaining the stability in oil production and increasing gas output, accelerated the build-up of the natural gas production capacity and also maintained a steady operation of its oil and gas production. In respect of overseas operations, the Group capitalised on the development opportunities brought by The Belt and Road Initiative and pushed forward the acquisition of quality projects overseas. This included the conclusion of an agreement with Abu Dhabi National Oil Company (ADNOC) by which the Group is interested in two offshore oil production blocks in Abu Dhabi. In the first quarter of 2018, crude oil output of the Group was 213.7 million barrels, representing a decrease of 1.4% as compared with the same period of last year. Marketable natural gas output of the Group amounted to 918.5 billion cubic feet, representing an increase of 2.1% as compared with the same period of last year. The oil and gas equivalent output was 366.8 million barrels, which was even with the same period of last year, of which the domestic oil and gas equivalent output was 321.5 million barrels, which was essentially even with the same period of last year, and the overseas oil and gas equivalent output was 45.3 million barrels, representing an increase of 2.5% as compared with the same period of last year. In the first quarter of 2018, in the exploration and production segment, the Group adhered to the low-cost strategy and devoted major efforts to broadening sources of income, reducing costs and improving efficiency. After excluding the exchange rate impact, the oil and gas lifting cost decreased by 3.7% as compared with the same period of last year. Due to the combined impacts arising out of the increase in both the volume and price of the oil and gas products, the Group’s exploration and production segment achieved a profit from operations of RMB9,741 million, representing an increase of RMB7,825 million as compared with RMB1,916 million for the same period of last year.

In respect of refining and chemicals, the Group adjusted and optimised the allocation of resources and the structure of products based on market demands, increased the production of kerosene and other high-profit products and reasonably adjusted the ratio of diesel to gasoline in its production from 1.32 for the same period of last year to 1.25 this year. The Group grasped the market opportunities arising in connection with the growth of needs for chemical products and continuously improved the processing load of its chemical production facilities, which resulted in an increase of 3.5% in the outputs of chemical commodity products as compared with the same period of last year. In the first quarter of 2018, the Group processed an aggregate amount of 282.2 million barrels of crude oil, representing an increase of 14.9% as compared with the same period of last year. The Group produced 26.181 million tons of gasoline, diesel and kerosene, representing an increase of 17.9% as compared with the same period of last year, which was primarily attributable to the increase in high profitability products and the commencement of operation of Yunnan Petrochemical. In the first quarter of 2018, benefiting from the increase in gross profit and processing volume and also due to the implementation of measures in connection with cost control and expenses reduction, the cash processing cost of refineries in the refining and chemicals segment decreased by 2.6% as compared with the same period of last year. The profit from operations of refining an chemicals segment amounted to RMB8,441 million, representing an increase of 3.2% as compared with the profit from operations of RMB8,177 million for the same period of last year. The refining operations achieved a profit from operations of RMB3,906 million, representing an increase of 6.0% as compared with the profit from operations of RMB3,686 million for the same period of last year. The chemicals operations achieved a profit from operations of RMB4,535 million, representing an increase of 1.0% as compared with the profit from operations of RMB4,491 million for the same period of last year.

In respect of marketing, facing challenges such as the slowdown of domestic demand growth for refined products and the fierce competition in the market, the Group strengthened the control and overall planning of its refined product resources, promptly adjusted its marketing strategies based on the market conditions, intensified its sales in domestic high-profitability regions and those of lucrative products, developed overseas high-profitability markets, and expanded the export of refined products to ensure a smooth operation of the industrial chain and at the same time to improve the overall profitability. The Group sold 42.409 million tons of gasoline, diesel and kerosene, representing an increase of 9.8% as compared with the same period of last year. In the first quarter of 2018, as a result of a drop in gross profit and the impact brought by other factors, the Group achieved a profit from operations of RMB1,865 million in the marketing segment, representing a decrease of 36.2% as compared with the profit from operations of RMB2,922 million for the same period of last year.

In respect of natural gas and pipeline, the Group coordinated the utilisation of various resources such as domestically produced gas, imported gas and liquefied natural gas (“LNG”) and optimised the transportation and sale plan of natural gas. The Group continued to develop certain major high-profitability markets and to effectively enhance sales efficiency. At the same time, the Group also accelerated the development of the natural gas pipeline network which was interconnected under a rationalised layout and was also safe and efficient. In the first quarter of 2018, as a result of the rise in the price and sales of natural gas as compared with the same period of last year, the profit from operations of the natural gas and pipeline segment amounted to RMB11,187 million, representing an increase of 13.2% as compared with RMB9,882 million for the same period of last year. Among which, the Group made great efforts to take effective actions to control the loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment, and the net loss incurred amounted to RMB5,824 million with an increase in sales volume, representing a decrease of net loss of RMB160 million from the net loss of RMB5,984 million of last year.

In the first quarter of 2018, the average realised price for crude oil of the Group was US$63.22 per barrel, representing an increase of 23.1% as compared with the same period of last year, among which the domestic realised price was US$62.11 per barrel, representing an increase of 22.7% as compared with the same period of last year; the average realised price for natural gas was US$6.36 per thousand cubic feet, representing an increase of 25.2% as compared with the same period of last year, among which the domestic realised price was US$5.93 per thousand cubic feet, representing an increase of 16.7% as compared with the same period of last year, which was mainly due to combined effects of the decrease in the pipeline transportation price and fluctuations in the exchange rate.

Summary of Key Operating Data for the First Quarter of 2018

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2018	2017
Crude oil output	Million barrels	213.7	216.8	(1.4)
of which: domestic	Million barrels	180.0	183.3	(1.8)
overseas	Million barrels	33.7	33.5	0.6
Marketable natural gas output	Billion cubic feet	918.5	899.8	2.1
of which: domestic	Billion cubic feet	848.5	835.5	1.6
overseas	Billion cubic feet	70.0	64.3	8.9
Oil and natural gas equivalent output	Million barrels	366.8	366.8	—
of which: domestic	Million barrels	321.5	322.6	(0.3)
overseas	Million barrels	45.3	44.2	2.5
Processed crude oil	Million barrels	282.2	245.6	14.9
Gasoline, kerosene and diesel output	Thousand tons	26,181	22,205	17.9
of which: Gasoline	Thousand tons	10,594	8,884	19.2
Kerosene	Thousand tons	2,376	1,610	47.6
Diesel	Thousand tons	13,211	11,711	12.8
Total sales volume of gasoline, kerosene and diesel	Thousand tons	42,409	38,639	9.8
of which: Gasoline	Thousand tons	17,657	15,893	11.1
Kerosene	Thousand tons	4,382	3,857	13.6
Diesel	Thousand tons	20,370	18,889	7.8
Output of key chemical products
Ethylene	Thousand tons	1,463	1,451	0.8
Synthetic resin	Thousand tons	2,370	2,327	1.8
Synthetic fiber raw materials and polymer	Thousand tons	384	399	(3.8)
Synthetic rubber	Thousand tons	235	196	19.9
Urea	Thousand tons	70	253	(72.3)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable    ☐  Inapplicable

Unit: RMB Million
Items	March 31, 2018	December 31, 2017	Changes (%)	Key explanation of the changes
Accounts receivable	73,286	53,143	37.9	Mainly due to the price rises of such major products as crude oil, natural gas and refined oil
Advances to suppliers	19,787	10,191	94.2	Mainly due to the increase in prepayments such as those for goods and materials and those for customs deposits
Available-for-sale financial assets	—	1,937	—	In accordance with the Accounting Standards for Enterprises No.37 – Presentation of Financial Instruments (Amended) effective from January 1, 2018, the investments in non-tradable equity instruments under available-for-sale financial assets were transferred into investments in other equity instruments, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events). The change was mainly due to the transferring out part of the investments in other equity instruments
Investments in other equity instruments	1,053	—	—
Advances from customers	—	67,176	—	In accordance with the Accounting Standards for Enterprises No.14 – Revenue (Amended) effective from January 1, 2018, the advances from customers arising from transferring commodities (or providing services) were transferred into contract liabilities, instead of advances from customers, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events)
Contract liabilities	67,999	—	—
Employee compensation payable	9,614	6,955	38.2	Mainly due to the increase in the outstanding amount of employee compensation payable as compared with that at the end of last year
Other payables	47,254	28,755	64.3	Mainly due to the increase in other payables recognized based on business progress
Other current liabilities	3,966	5,722	(30.7)	Mainly due to the decrease in the interests payable of corporate bond during this period

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2018	2017
Asset impairment losses	(4)	(177)	(97.7)	Mainly due to the decrease in the reconization of less provision for impairment
Investment income	2,148	992	116.5	Mainly due to the increase in share of profit of associates and joint ventures
Gains on disposal of assets	81	57	42.1	Mainly due to increase in gains on disposal of non-current assets
Other income	2,086	1,298	60.7	Mainly due to the increase in the VAT refunds because of the increase of imported natural gas and LNG volume
Non-operating income	443	769	(42.4)	Mainly due to the decrease in the non-recurring government grants
Operating profit	27,226	17,038	59.8	Mainly due to production and operation optimization and the rise of the prices of major products such as crude oil, natural gas, refined oil and etc. that resulted in the increase of the revenue
Profit before taxation	24,290	15,073	61.1
Income tax expense	(9,081)	(4,456)	103.8	Mainly due to the increase of the profits of this period
Net profit	15,209	10,617	43.3	Mainly due to the combined effects of the increases in the profits and income tax expenses
Net profit from continuous operation	15,209	10,617	43.3
Net profit attributable to equity holders of the Company	10,150	5,699	78.1
Basic earnings per share (RMB Yuan)	0.06	0.03	78.1
Diluted earnings per share (RMB Yuan)	0.06	0.03	78.1

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2018	2017
Changes in fair value of investments in other equity instruments	50	—	—	In accordance with Accounting Standards for Enterprises No.37 – Presentation of Financial Instruments (Amended) effective from January 1, 2018, the gains or losses arising from changes in the fair value of available-for-sale financial assets were transferred into changes in fair value of investments in other equity instruments, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events). The change was mainly due to the increase in changes in the fair value of investments in other equity instruments for this period
Gains or losses arising from changes in the fair value of available-for-sale financial assets	—	(7)	—
Shares in other comprehensive income to be consequently reclassified to income by the invested units under equity method	(250)	337	—	Mainly due to decrease in fair value of investments in other equity instruments held by associates and joint ventures and change in translation difference arising on translation of foreign currency statement
Translation differences arising on translation of foreign currency financial statements	(3,600)	1,414	—	Mainly due to the change in exchange rate impacts on foreign currency translation differences of overseas subsidiaries
After-tax net of other comprehensive income attributable to equity holders of the Company	(3,800)	1,744	—
After-tax net of other comprehensive income attributable to non-controlling interests	(1,160)	279	—
Net amount of cash flow used for financial activities	(8,049)	(29,019)	(72.3)	Mainly due to the increase in borrowings in accordance with the needs of production and operation

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable            ☒  Inapplicable

3.3	Status of fulfilment of undertaking given by the Company, shareholders and ultimate controller

☒  Applicable            ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2017 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☒  Applicable            ☐  Inapplicable

In the first quarter of 2018, the price of international crude oil increased significantly as compared with the same period of last year, and profits continued to improve. In the first half of 2018, it is expected that the price of international oil will continue to maintain fluctuating. Benefiting from the increase in oil price, the production and operation optimization and the measures of broadening sources of income, reducing costs and improving efficiency, it is expected that profit attributable to owners of the Company will increase substantially.

The above estimation was only preliminary. Please refer to 2018 Interim Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Securities investment

☐  Applicable            ☒  Inapplicable

3.6	Other significant events

☒  Applicable            ☐  Inapplicable

Changes in significant accounting policies

3.6.1.	The impact on CAS

(a)	The Accounting Standards for Business Enterprises No. 14—Revenue (amended) issued by the Ministry of Finance (MOF) in 2017 has replaced the Accounting Standards for Business Enterprises No. 14—Revenue and Accounting Standards for Business Enterprises No. 15—Construction Contracts issued by MOF in 2006. The Group adopted the new revenue standard from January 1, 2018 and has accordingly made some adjustments to its accounting policies. The adoption of the new standard exerts no material impact on financial information other than adjustments detailed as follows:

Subject to the new standard, the advances from customers for transfer of goods (or rendering of services) is transferred out from “Advances from customers” to “Contract liabilities”. According to the CAS, yet corresponding adjustments haven’t been made to comparative figures by the Group.

(b)	In 2017, the MOF issued the Accounting Standards for Business Enterprises No. 22—Recognition and Measurement of Financial Instruments (amended), the Accounting Standards for Business Enterprises No. 23—Transfer of Financial Instruments (amended), the Accounting Standards for Business Enterprises No. 24—Hedging accounting (amended) and the Accounting Standards for Business Enterprises No. 37—Presentation of Financial Instruments (amended) (together referred to as “new standards on financial instruments”). The Group adopted the new financial instruments standards from January 1, 2018 and has accordingly made some adjustments to its accounting policies. The adoption of the new standards exert no material impact on financial information other than adjustments detailed as follows:

As for the classification and measurement of financial instruments, financial assets used to be carried at amortized costs and those at fair value and through profit or loss (FVTPL) shall continue to maintain their existing classification and measurement methods after adopting the new financial instruments standards. As for the non-trading equity instrument investments used to be classified as “available-for-sale financial assets”, the Group chooses to irrevocably designate them as carried at fair value and through other comprehensive income (FVTOCI) (not to be carried forward into current profit or loss in the future) which shall be accounted for in “Investments in other equity instruments” instead of “Available-for-sale financial assets”. According to the CAS, no adjustment has been made by the Group to the comparative financial figures.

With respect to impairment, the new impairment model in new standards replaces the “incurred loss” model in original standards with an “expected credit loss” model. Subject to the new standards on financial instruments, the Group has made an assessment on the gap between the original carrying amount and the carrying amount at the date of adoption of the new standards. The adoption of the new standard exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018.

(c)	The aforesaid changes in accounting policies were made by the Group based on the relevant regulations issued by the MOF as at the reporting date in combination with the specific conditions of the Group, which is subject to a review by the Group on new changes and significant judgments and estimates where relevant guidelines or explanations have been further provided by the MOF. The review and relevant adjustments may lead to certain differences between the disclosures of impact from changes in accounting policies and the data stated in the First Quarterly Report of 2018.

3.6.2.	The impact on IFRS

The Group adopted the IFRS 15— Revenue from Contracts with Customers (“IFRS 15”) and the IFRS 9— Financial Instruments (“IFRS 9”) from January 1, 2018. The initial adoption of IFRS 15 exerts no material impact on the retained earnings and other financial statements items at the beginning of 2018 and consequently no adjustment has been made to the comparative figures. In accordance with requirements under IFRS 9, the Group has made retrospective adjustment to the classification and measurement of financial instruments (impairment included) and made an assessment on the difference between the original carrying amount and the carrying amount at the date of adoption of the new standards. The initial adoption of IFRS 9 exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018 and consequently no adjustment has been made to the comparative figures.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

April 27, 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the first quarter of 2018 prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	March 31, 2018	December 31, 2017
	RMB million	RMB million
Current assets
Cash at bank and on hand	129,419	136,121
Notes receivable	20,013	19,215
Accounts receivable	73,286	53,143
Advances to suppliers	19,787	10,191
Other receivables	15,841	13,904
Inventories	145,707	144,669
Other current assets	48,228	47,919

Total current assets	452,281	425,162

Non-current assets
Available-for-sale financial assets	—	1,937
Long-term equity investments	82,751	81,216
Investments in other equity instruments	1,053	—
Fixed assets	685,723	694,359
Oil and gas properties	790,989	811,604
Construction in progress	186,649	190,540
Construction materials	5,957	5,652
Intangible assets	72,559	72,913
Goodwill	41,672	41,934
Long-term prepaid expenses	26,432	26,711
Deferred tax assets	24,927	26,724
Other non-current assets	26,894	26,158

Total non-current assets	1,945,606	1,979,748

TOTAL ASSETS	2,397,887	2,404,910

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2018	December 31, 2017
	RMB million	RMB million
Current liabilities
Short-term borrowings	95,160	93,881
Notes payable	9,725	10,697
Accounts payable	203,446	224,514
Advances from customers	—	67,176
Contract liabilities	67,999	—
Employee compensation payable	9,614	6,955
Taxes payable	48,638	57,431
Other payables	47,254	28,755
Current portion of non-current liabilities	64,586	81,536
Other current liabilities	3,966	5,722

Total current liabilities	550,388	576,667

Non-current liabilities
Long-term borrowings	204,777	195,192
Debentures payable	94,497	94,666
Provisions	133,148	131,546
Deferred tax liabilities	10,803	12,667
Other non-current liabilities	12,383	12,562

Total non-current liabilities	455,608	446,633

Total liabilities	1,005,996	1,023,300

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,638	128,639
Special reserve	14,416	13,366
Other comprehensive income	(31,233)	(27,433)
Surplus reserves	188,769	188,769
Undistributed profits	717,440	707,448

Equity attributable to equity holders of the Company	1,201,051	1,193,810

Non-controlling interests	190,840	187,800

Total shareholders’ equity	1,391,891	1,381,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,397,887	2,404,910

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

2. Company Balance Sheet

ASSETS	March 31, 2018	December 31, 2017
	RMB million	RMB million
Current assets
Cash at bank and on hand	47,990	44,432
Notes receivable	9,260	9,794
Accounts receivable	12,014	9,293
Advances to suppliers	11,271	4,065
Other receivables	16,364	23,355
Inventories	98,225	94,439
Other current assets	40,608	35,909

Total current assets	235,732	221,287

Non-current assets
Available-for-sale financial assets	—	1,339
Long-term equity investments	383,889	382,450
Investments in other equity instruments	478	—
Fixed assets	329,095	331,221
Oil and gas properties	533,105	547,073
Construction in progress	130,102	135,257
Construction materials	3,111	2,609
Intangible assets	54,510	54,813
Long-term prepaid expenses	21,393	21,768
Deferred tax assets	21,315	23,354
Other non-current assets	8,817	8,288

Total non-current assets	1,485,815	1,508,172

TOTAL ASSETS	1,721,547	1,729,459

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2018	December 31, 2017
	RMB million	RMB million
Current liabilities
Short-term borrowings	88,543	84,770
Notes payable	9,174	10,048
Accounts payable	83,288	109,381
Advances from customers	—	44,435
Contract liabilities	43,015	—
Employee compensation payable	7,352	5,051
Taxes payable	32,608	41,312
Other payables	35,684	21,093
Current portion of non-current liabilities	57,821	63,822
Other current liabilities	2,021	3,157

Total current liabilities	359,506	383,069

Non-current liabilities
Long-term borrowings	99,277	94,299
Debentures payable	85,000	85,000
Provisions	93,409	92,137
Other non-current liabilities	6,093	6,268

Total non-current liabilities	283,779	277,704

Total liabilities	643,285	660,773

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,874	127,881
Special reserve	8,135	7,503
Other comprehensive income	2	352
Surplus reserves	177,677	177,677
Undistributed profits	581,553	572,252

Total shareholders’ equity	1,078,262	1,068,686

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,721,547	1,729,459

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

3. Consolidated Income Statement

	Three months ended March 31
	2018	2017
Items	RMB million	RMB million
Operating income	542,654	493,559
Less: Cost of sales	(430,823)	(391,809)
Taxes and surcharges	(49,665)	(47,890)
Selling expenses	(15,323)	(14,583)
General and administrative expenses	(17,858)	(18,649)
Finance expenses	(6,070)	(5,760)
Asset impairment losses	(4)	(177)
Add: Investment income	2,148	992
Gains on asset disposal	81	57
Other income	2,086	1,298

Operating profit	27,226	17,038

Add: Non-operating income	443	769
Less: Non-operating expenses	(3,379)	(2,734)

Profit before taxation	24,290	15,073

Less: Taxation	(9,081)	(4,456)

Net profit	15,209	10,617

Attributable to:
Net profit from continuous operation	15,209	10,617
Net profit from discontinued operation	—	—
Attributable to:
Equity holders of the Company	10,150	5,699
Non-controlling interests	5,059	4,918
Earnings per share
Basic earnings per share (RMB Yuan)	0.06	0.03
Diluted earnings per share (RMB Yuan)	0.06	0.03

Other comprehensive income	(4,960)	2,023

Other comprehensive income attributable to equity holders of the Company, net of tax	(3,800)	1,744

I. Other comprehensive income would not be reclassified to profit or loss
Including:
Changes in fair value of investments in other equity instruments	50	—
II. Other comprehensive income would be reclassified to profit or loss
Including:
Share of other comprehensive income of equity-accounted investee	(250)	337
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	(7)
Translation differences arising on translation of foreign currency financial statements	(3,600)	1,414
Other comprehensive income attributable to non-controlling interests of the Company, net of tax	(1,160)	279

Total comprehensive income	10,249	12,640

Attributable to:
Equity holders of the Company	6,350	7,443
Non-controlling interests	3,899	5,197

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

4. Income Statement

	Three months ended March 31
	2018	2017
Items	RMB million	RMB million
Operating income	323,795	289,902
Less: Cost of sales	(246,745)	(221,687)
Taxes and surcharges	(39,834)	(41,054)
Selling expenses	(10,611)	(9,997)
General and administrative expenses	(12,482)	(13,560)
Finance expenses	(4,447)	(4,582)
Asset impairment losses	(24)	(189)
Add: Investment income	6,173	4,683
Gains on asset disposal	103	102
Other income	1,635	865

Operating profit	17,563	4,483

Add: Non-operating income	321	519
Less: Non-operating expenses	(3,198)	(1,094)

Profit before taxation	14,686	3,908

Less: Taxation	(5,382)	398

Net profit	9,304	4,306

Attributable to:
Net profit from continuous operation	9,304	4,306
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.05	0.02
Diluted earnings per share (RMB Yuan)	0.05	0.02

Other comprehensive income	(350)	(10)

I. Other comprehensive income would not be reclassified to profit or loss
Including:
Changes in fair value of investments in other equity instruments	(31)	—
II. Other comprehensive income would be reclassified to loss
Including:
Share of other comprehensive income of equity-accounted investee	(319)	—
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	(10)

Total comprehensive income	8,954	4,296

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2018	2017
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	609,010	559,523
Refund of taxes and levies	1,093	370
Cash received relating to other operating activities	414	132

Sub-total of cash inflows	610,517	560,025

Cash paid for goods and services	(413,488)	(362,345)
Cash paid to and on behalf of employees	(28,074)	(26,427)
Payments of taxes and levies	(93,121)	(84,676)
Cash paid relating to other operating activities	(14,032)	(13,589)

Sub-total of cash outflows	(548,715)	(487,037)

Net cash flows used for operating activities	61,802	72,988

Cash flows from investing activities
Cash received from disposal of investments	9,774	56
Cash received from returns on investments	1,047	536
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	16	85

Sub-total of cash inflows	10,837	677

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(59,281)	(41,766)
Cash paid to acquire investments	(445)	(4,195)

Sub-total of cash outflows	(59,726)	(45,961)

Net cash flows used for investing activities	(48,889)	(45,284)

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2018	2017
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	99	191
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	99	191
Cash received from borrowings	232,444	221,048
Cash received relating to other financing activities	9	21

Sub-total of cash inflows	232,552	221,260

Cash repayments of borrowings	(234,194)	(243,727)
Cash payments for interest expenses and distribution of dividends or profits	(6,313)	(6,445)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(389)	(142)
Cash paid relating to other financing activities	(94)	(107)

Sub-total of cash outflows	(240,601)	(250,279)

Net cash flows from financing activities	(8,049)	(29,019)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,071)	(298)

Net increase / (decrease) in cash and cash equivalents	2,793	(1,613)

Add: Cash and cash equivalents at beginning of the period	122,777	97,931

Cash and cash equivalents at end of the period	125,570	96,318

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

6. Company Cash Flow Statement

Items	Three months ended March 31
	2018	2017
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	370,329	331,080
Refund of taxes and levies	809	127
Cash received relating to other operating activities	8,940	108

Sub-total of cash inflows	380,078	331,315

Cash paid for goods and services	(244,655)	(202,693)
Cash paid to and on behalf of employees	(19,348)	(18,364)
Payments of taxes and levies	(70,885)	(56,609)
Cash paid relating to other operating activities	(5,764)	(971)

Sub-total of cash outflows	(340,652)	(278,637)

Net cash flows from operating activities	39,426	52,678

Cash flows from investing activities
Cash received from disposal of investments	14,195	4,067
Cash received from returns on investments	5,537	3,687
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	125	68

Sub-total of cash inflows	19,857	7,822

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(39,160)	(28,436)
Cash paid to acquire investments	(14,216)	(4,687)

Sub-total of cash outflows	(53,376)	(33,123)

Net cash flows used for investing activities	(33,519)	(25,301)

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2018	2017
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	83,601	110,233
Cash received relating to other financing activities	10	21

Sub-total of cash inflows	83,611	110,254

Cash repayments of borrowings	(80,841)	(130,023)
Cash payments for interest expenses and distribution of dividends or profits	(5,119)	(5,272)

Sub-total of cash outflows	(85,960)	(135,295)

Net cash flows used for financing activities	(2,349)	(25,041)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	3,558	2,336

Add: Cash and cash equivalents at beginning of the period	44,432	15,201

Cash and cash equivalents at end of the period	47,990	17,537

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

B. Financial statements for the first quarter of 2018 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2018	2017
	RMB million	RMB million
REVENUE	542,654	493,559

OPERATING EXPENSES
Purchases, services and other	(359,539)	(316,201)
Employee compensation costs	(30,083)	(29,171)
Exploration expenses, including exploratory dry holes	(6,198)	(4,570)
Depreciation, depletion and amortisation	(51,483)	(58,270)
Selling, general and administrative expenses	(16,705)	(16,821)
Taxes other than income taxes	(49,900)	(48,267)
Other expense, net	(706)	(577)

TOTAL OPERATING EXPENSES	(514,614)	(473,877)

PROFIT FROM OPERATIONS	28,040	19,682

FINANCE COSTS
Exchange gain	3,042	1,046
Exchange loss	(3,865)	(1,245)
Interest income	581	512
Interest expense	(5,593)	(5,852)

TOTAL NET FINANCE COSTS	(5,835)	(5,539)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	2,088	932

PROFIT BEFORE INCOME TAX EXPENSE	24,293	15,075
INCOME TAX EXPENSE	(9,081)	(4,456)

PROFIT FOR THE PERIOD	15,212	10,619

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Fair value gain from financial assets measured at fair value to other comprehensive income	50	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	(4,760)	1,693
Fair value gain from available-for-sale financial assets, net of tax	—	(7)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(250)	337

OTHER COMPREHENSIVE INCOME, NET OF TAX	(4,960)	2,023

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,252	12,642

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	10,153	5,701
Non-controlling interests	5,059	4,918

	15,212	10,619

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	6,353	7,445
Non-controlling interests	3,899	5,197

	10,252	12,642

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.06	0.03

2. Consolidated Statement of Financial Position

	March 31, 2018	December 31, 2017
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,669,990	1,702,813
Investments in associates and joint ventures	82,691	81,159
Available-for-sale financial assets	—	1,917
Financial assets measured at fair value to other comprehensive income	1,033	—
Advance operating lease payments	74,080	73,896
Intangible and other non-current assets	92,591	92,941
Deferred tax assets	24,927	26,724
Time deposits with maturities over one year	3,000	—

TOTAL NON-CURRENT ASSETS	1,948,312	1,979,450

CURRENT ASSETS
Inventories	145,707	144,669
Accounts receivable	73,286	53,143
Prepayments and other current assets	83,856	72,014
Notes receivable	20,013	19,215
Time deposits with maturities over three months but within one year	849	13,344
Cash and cash equivalents	125,570	122,777

TOTAL CURRENT ASSETS	449,281	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	274,005	343,819
Contract liabilities	67,999	—
Income taxes payable	9,292	9,533
Other taxes payable	39,346	47,898
Short-term borrowings	159,746	175,417

TOTAL CURRENT LIABILITIES	550,388	576,667

NET CURRENT LIABILITIES	(101,107)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,847,205	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	722,432	712,437
Reserves	295,311	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,200,764	1,193,520
NON-CONTROLLING INTERESTS	190,839	187,799

TOTAL EQUITY	1,391,603	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings	299,274	289,858
Asset retirement obligations	133,148	131,546
Deferred tax liabilities	10,797	12,660
Other long-term obligations	12,383	12,562

TOTAL NON-CURRENT LIABILITIES	455,602	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,847,205	1,827,945

Chairman	Vice Chairman and Non-executive Director	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2018	2017
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	15,212	10,619
Adjustments for:
Income tax expense	9,081	4,456
Depreciation, depletion and amortisation	51,483	58,270
Capitalised exploratory costs charged to expense	1,552	1,201
Safety fund reserve	1,111	1,154
Share of profit of associates and joint ventures	(2,088)	(932)
Reversal of provision for impairment of receivables, net	(2)	—
Write down in inventories, net	6	177
Gain on disposal of property, plant and equipment	(67)	(86)
Gain on disposal of other non-current assets	(9)	(41)
Interest income	(581)	(512)
Interest expense	5,593	5,852
Changes in working capital:
Accounts receivable, prepayments and other current assets	(30,521)	(26,920)
Inventories	(1,048)	(1,163)
Accounts payable and accrued liabilities	24,513	29,878
Contract liabilities	823	—

CASH FLOWS GENERATED FROM OPERATIONS	75,058	81,953
Income taxes paid	(13,256)	(8,965)

NET CASH FLOWS FROM OPERATING ACTIVITIES	61,802	72,988

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2018	2017
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(57,120)	(40,332)
Acquisition of investments in associates and joint ventures	(69)	(107)
Acquisition of available-for-sale financial assets	—	(4)
Prepayments on long-term operating leases	(977)	(571)
Acquisition of intangible assets and other non-current assets	(1,184)	(863)
Proceeds from disposal of property, plant and equipment	16	83
Proceeds from disposal of other non-current assets	4	8
Interest received	421	455
Dividends received	626	81
Decrease / (increase) in time deposits with maturities over three months	9,394	(4,034)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(48,889)	(45,284)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(155,882)	(123,833)
Repayments of long-term borrowings	(78,312)	(119,894)
Interest paid	(5,924)	(6,303)
Dividends paid to non-controlling interests	(389)	(142)
Increase in short-term borrowings	158,506	140,997
Increase in long-term borrowings	73,938	80,051
Capital contribution from non-controlling interests	99	191
Decrease in other long-term obligations	(85)	(86)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(8,049)	(29,019)

TRANSLATION OF FOREIGN CURRENCY	(2,071)	(298)

Increase / (decrease) in cash and cash equivalents	2,793	(1,613)
Cash and cash equivalents at beginning of the period	122,777	97,931

Cash and cash equivalents at end of the period	125,570	96,318

4. Segment Information

	Three months ended March 31
	2018	2017
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	115,486	96,153
Revenue from external customers	24,005	21,987

	139,491	118,140
Refining and Chemicals
Intersegment sales	150,276	126,901
Revenue from external customers	46,533	45,863

	196,809	172,764
Marketing
Intersegment sales	64,715	44,147
Revenue from external customers	381,489	351,814

	446,204	395,961
Natural Gas and Pipeline
Intersegment sales	7,558	7,125
Revenue from external customers	90,492	73,746

	98,050	80,871
Head Office and Other
Intersegment sales	8	12
Revenue from external customers	135	149

	143	161
Total revenue from external customers	542,654	493,559

Profit from operations
Exploration and Production	9,741	1,916
Refining and Chemicals	8,441	8,177
Marketing	1,865	2,922
Natural Gas and Pipeline	11,187	9,882
Head Office and Other	(3,194)	(3,215)

	28,040	19,682